CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As the co-author of the below mentioned technical report on the San Sebastián Project in Jalisco State, Mexico, I, William J. Lewis do hereby certify that:

1)	I am employed as a Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon- international.com;

2)	I hold the following academic qualifications:

B.Sc. (Geology) University of British Columbia 1985

3)	I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

  Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)

  Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)

  Association of Professional Geoscientists of Ontario (Membership # 1522)

  The Geological Association of Canada (Associate Member # A5975)

  The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4)	I have worked as a geologist in the minerals industry for 27 years;

5)	I am familiar with NI 43-101 and, by reason of education,, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and 7 years as a consulting geologist on precious and base metals and industrial minerals;

6)	I have not visited the San Sebastián Project;

7)	I was an author of the previous 2012 Micon Technical Report on the San Sebastián Property;

8)	As of the effective date of the Technical Report referenced below, to the best of my knowledge, information and belief, the paarts of the Technical Report for which I am respponsible contain all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of Endeavour Silver Corp. as described in section 1.5 of NI 43-101;

10)	I am responsible for Sections 1 through 8, 13, 16 through 25, and 28 of the Technical Report dated March 6, 2013 and dated effective December 15, 2012, entitled “NI 43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastián Project, Jalisco State Mexico.”

11)	I have read NI 43-101 and the portions of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

Dated this 6th day of March, 2013

“William J. Lewis” {Signed and sealed}

William J. Lewis, B.Sc., P.Geo.
Senior Geologist,
Micon International Limited